

PERFECT FRY COMPANY LTD.
615 - 71 Avenue S.E.
Calgary, Alberta, Canada T2H 0S7

Tel: (403)255-7712
Fax: (403)255-1725
Toll Free: 1 (800)265-7711


03024252


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C. 181 SECTION

June 20, 2003

Securities and Exchange Commission
450 - 5th Street NW
Washington, DC 20549
USA

SUPPL

ATTENTION: **Secretary**

RE: **Commission File Number 82-1609**

Please find enclosed a copy of our Press Release dated June 20, 2003.

This information is being furnished to the Commission pursuant to Rule 12g3-2(b).

Sincerely,

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Sharon Haasdyk

Sharon Haasdyk
Chief Financial Officer

dlw 7/2

G:/Data Pool/Investor Relations/Press Releases/SECPRSRL.DOC

NEWS RELEASE

Perfect Fry Reports Best Quarter in Company's History

CALGARY (June 20, 2003) -- Perfect Fry Corporation reported today its second quarter revenue set a new record for the highest revenue for any quarter ever recorded in the Company's history. This follows a first quarter that also set a record, as the highest-ever first quarter revenue.

For the second quarter ended April 30, revenue totaled $1,195,671, compared with second quarter revenue last year of $1,074,239, an increase of $121,432. The record first quarter had revenue of $733,768, which compares with $729,677 for the first quarter a year ago.

"The strong growth in revenue the first two quarters this year has yielded a most encouraging profit at mid-year," said Gary Calderwood, president and CEO, "and this has put us on course for a very successful year. Our record revenues and profitability reflect well on our marketing and sales initiatives, growing strength of our image in the market place, and product quality and reliability."

Mr. Calderwood added, "Our distribution network believes strongly in the Perfect Fryer's high level of quality and reliability, so much so that one of the few negative comments we hear from distributors is that they know they will not have opportunity to earn revenue on after-sales service of our equipment. What a tremendous compliment!"

Second Quarter Results 2003 and 2002:
($'000's of dollars, except per share numbers)

	Three Months ended April 30,		Six Months ended April 30,	
	2003	2002	2003	2002
Revenue	$1,195.7	$1,074.2	$1,929.5	$1,803.9
Earnings/(Loss)	$151.3	$99.7	$157.9	$97.2
Basic Earnings/(Loss) Per Share	$0.02	$0.01	$0.02	$0.01

As at April 30, 2003, the Company had 9,788,656 common shares issued and outstanding.

Perfect Fry manufactures and markets the world's most sophisticated counter-top deep fryer. Its patented air filtration and fire prevention systems, compact design, and quick, clean operation have made the Perfect Fryer a preferred choice among fast food retailers across North America and around the world. The common shares of Perfect Fry are listed for trading under the symbol PNM on the TSX Venture Exchange.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein

Contact: Sharon Haasdyk
Chief Financial Officer
Phone (403) 255-7712
E-mail: invest@perfectfry.com Web: www.perfectfry.com



PERFECT FRY COMPANY LTD.
615 - 71 Avenue S.E.
Calgary, Alberta, Canada T2H 0S7

Tel: (403)255-7712
Fax: (403)255-1725
Toll Free: 1 (800)265-7711

June 20, 2003

Securities and Exchange Commission
450 - 5th Street NW
Washington, DC 20549
USA

ATTENTION: **Secretary**

RE: **Commission File Number 82-1609**

Please find enclosed copies of the Second Quarter ended April 30, 2003 Report (Unaudited).

This information is being furnished to the Commission pursuant to Rule 12g3-2(b).

Sincerely,

Sharon Haasdyk

Sharon Haasdyk
Chief Financial Officer

G:/Data Pool/Investor Relations/Press Releases/SECPRSRL.DOC


PERFECT
FRY
COMPANY

PERFECT FRY CORPORATION

second quarter ended April 30, 2003


PERFECT
FRY
COMPANY
CAUTION
FIRE
PULL

CORPORATE PROFILE

Perfect Fry Corporation is a public company headquartered in Calgary, Alberta, Canada. Its common shares are listed for trading on the TSX Venture Exchange under the symbol PNM.

Founded in 1985, the Company manufactures and markets state-of-the-art counter-top deep fryers and accessories. The highly efficient Perfect Fryer is slightly larger than a microwave oven, requires no external ventilation systems, and incorporates proprietary built-in air filtration and fire prevention systems.

Perfect Fry's prime market niche is the fast-food retail industry that sells popular, tasty deep fried foods at snack bars, food kiosks, sport & recreation outlets, concession stands and convenience stores. The Perfect Fryer and complementary products enjoy rapidly growing sales in Canada, the United States, South America, Europe, Australia, Asia and the Middle East.

At the center of the Company's aggressive market development activities is an international network of independent distributors and dealers supported by an extensive marketing and sales promotion infrastructure. This infrastructure is the most visible element of a plan for growth the Company has spent several years developing. It leverages the Company's core strengths: an innovative employee and management team; an in-depth knowledge of domestic and international niche markets; proven creativity in product development; multi-disciplinary technical competencies and a commitment to customer service that is second to none in the industry.

Perfect Fry offers investors these key ingredients to equity growth:

- an effective and experienced management team dedicated to growing the Company and building value
- a creative, multi-discipline team of employees who are encouraged to 'think outside the box'
- a strong financial structure, ready access to capital to finance growth, excellent credit, and sophisticated financial reporting and inventory tracking systems
- state-of-the-art products serving a strong consumer demand – patented and continuously updated by research and development
- a rapidly expanding distribution network supported by a strong marketing and sales infrastructure, and food-industry alliances and incentive programs
- a production, marketing and distribution infrastructure that is continuously expanding a profitable niche in the global fast food industry
- a track record of and commitment to excellence in product quality, customer care and corporate integrity.

HIGHLIGHTS

- Record first and second quarter revenues set in Fiscal 2003.
- The Company acquires land and building in Calgary to house its head office and manufacturing facilities.
- New program offered to Canadian distributors to establish rental fleet of Perfect Fryers shows encouraging results.

STOCK EXCHANGE LISTING

Perfect Fry Corporation, symbol PNM, is listed on the TSX Venture Exchange.
USA 12G3-2 (b) Exemption Number 82-1609.

Letter from the Chairman and President

The second quarter of Fiscal 2003 has indeed lived up to our expectations, continuing its record setting pace.

Having achieved record quarterly revenue of $1,195,671 in the second quarter of Fiscal 2003, it follows that the accounts receivable balance is higher than average. It is important to note that approximately 18% of the balance is long-term in nature, relating specifically to the rental program and other planned incentives. Also related to the high level of sales is the decreased inventory balance. As stated in the quarterly report ending January 30, 2003, we are planning that this balance will increase over the upcoming months to match future revenue expectations.

In Canada, revenue for the first half of Fiscal 2003 increased by 34.4% over the same period last year. The new rental program introduced to the Canadian distributor base earlier this year has been enthusiastically received and has proven to be a formidable sales tool for the distributors. Plans are in place to introduce such a program within the next three months to the U.S. market, where revenue for the first half of Fiscal 2003 increased only by 3.28% over the same period last year. While we are pleased with any increase in U.S activity, given the sluggish economy south of the border, we anticipate that the rental program will produce the similar results in the U.S. as in Canada, namely an acceptable level of increased revenue.

Also contributing to the revenue increase seen in Canada so far this year is one of our newest chain account customers. Headquartered in Eastern Canada, this chain account of over 300 locations began purchasing Perfect Fryers in February 2003 and has placed fryers in a number of selected locations.

Perfect Fry now has in place a marketing and sales infrastructure that will support the growth plan the Company has been developing for several years. This infrastructure will continue to evolve, allowing Perfect Fry to retain its reputation as a forward-thinking and technologically-advanced leader among foodservice industry manufacturers. This is just one of the many aspects of exemplary customer service our company has become known for.

Perfect Fry's team of dedicated employees, management and directors look forward to meeting the challenges and opportunities that lie ahead. We look forward with considerable enthusiasm to the last two quarters of the fiscal year.

On behalf of the Board,



Jack Senior
Chairman



Gary Calderwood
President and CEO

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of the Company for the three months ended April 30, 2003, and the audited consolidated financial statements of the Company for the fiscal year ended October 31, 2002. All figures are expressed in Canadian dollars.

REVENUES
The strength exhibited in the first three months of Fiscal 2003 has continued throughout the second quarter. Once again, record revenues have been set in the first two quarters this year. Revenue at the end of this most recent second quarter was $1,929,474, exceeding record revenues achieved in the second quarter of 2002 of $1,803,917. Strongest growth by market sector was in Canada, where revenue increased by 34.4% to $483,398 from $359,626 for the first six months of Fiscal 2003. Management believes that this increase is a direct result of the new rental program introduced to the Canadian distributor base earlier this year.

The Company's strongest market, the U.S., managed to achieve a 3.3% increase in sales for the first six months of Fiscal 2003 over the same period of Fiscal 2002. The rapidly strengthening Canadian dollar has not affected our ability to remain competitive in the U.S., as we continue to sell in U.S. dollars into the United States. While foreign exchange does affect our financial results in terms of total revenue, it also has the effect of decreasing U.S. dollar expenses incurred, which include the U.S. marketing team, advertising, trade shows and raw materials.

On the international front, the end of this second quarter saw revenues at only 74.0% of where they were at the same time in Fiscal 2002. Our international distributors and export agents continue to work diligently at developing their markets. During this quarter, equipment was shipped to a variety of international destinations, including Australia, England, Mexico, and New Zealand. In October 2003, Perfect Fry will take a first step in establishing a presence in continental Europe by participating in a trade show in Germany as part of the Agriculture Canada pavilion. We will also be exhibiting at a trade-show in Hong Kong scheduled for February 2004 – another first for Perfect Fry.

Acquiring the property at 9298 Horton Rd SW in January 2003 has allowed Perfect Fry to augment its revenue by renting the majority of the premises back to the seller until December 1, 2003. The result is that the percentage of revenue attributable to Other Income has increased from .44% to 1.43% of total revenue.

EXPENSES
Operating expenses at the end of the second quarter increased by 5.5% to $1,676,242, compared with $1,589,138 in Fiscal 2002, in large part due to a 12.7% increase in US Marketing Initiatives. This expense, while higher than that of the same period last year, remains well within budget, and is reflective of the sluggish US economy. Non-operating expenses decreased to $95,333 at the end of the second quarter of Fiscal 2003, compared with $117,570 in the same period of Fiscal 2002. Of note is the reduction in interest expense, declining from $10,770 for the first six months of Fiscal 2002 to $5,333 for the same period this year, which is a direct result of reduced usage of our bank operating credit facility.

NET EARNINGS
Net earnings were $157,899 compared with $97,209 in the same period last year. Operating margins increased from $214,779 to $253,232. As such, the operating margin (Revenues less Operating Expenses) as a percentage of Revenues increased from 11.9% at the end of the second quarter of Fiscal 2002 to 13.1% for the same period in Fiscal 2003.

MANAGEMENT DISCUSSION AND ANALYSIS (CONTD)

LIQUIDITY AND CAPITAL RESOURCES -- The Company's working capital position (current assets minus current liabilities) strengthened during the quarter to $1,304,913, compared with $1,145,270 in the first quarter.

The net decrease in cash flow of $248,668 at the end of the second quarter of Fiscal 2003, compared to the net increase in cash flow of $33,798 for the same period in Fiscal 2002, is the result of purchasing the property at 9298 Horton Rd SW in January 2003. However, as can be seen by the net increase in cash flow over this most recent second quarter, we are converting our high accounts receivable balance into cash at an acceptable rate. The accounts receivable balance of $994,031 is the highest it has ever been, but approximately 18% of that is long-term in nature, relating specifically to the successful rental program introduced to Canadian distributors in the first quarter of Fiscal 2003 and other incentive programs. This most recent extremely successful second quarter has resulted in accounts receivable being higher than we would have expected, and we anticipate this balance to return to normal levels by the end of the third quarter.

Another result of the extremely successful second quarter this year was that inventory balances have declined. As stated in the Quarterly Report ended January 31, 2003, we are planning that this balance will increase over the upcoming months to match future revenue expectations.

OUTLOOK – Perfect Fry now has in place a marketing and sales infrastructure that will support the growth plan the Company has been developing for several years. This infrastructure will continue to evolve, allowing Perfect Fry to retain its reputation as a forward-thinking and technologically-advanced leader among foodservice industry manufacturers. This is just one of the many aspects of exemplary customer service our company has become known for.

There has been considerable interest from chain accounts in the last few months. A chain account of approximately 200 locations headquartered in Eastern Canada began purchasing Perfect Fryers in February 2003 and plans to continue with their monthly order for the next several months. South of the border, our US sales and marketing team has met with more than a dozen head office representatives of large chain accounts over the past few months.

The Company's investments in research and development continue to generate improvements that advance the Company's product , quality leadership and new product development. While these investments are long term in nature, management believes they are essential to enhancing the value of the Company. In addition to current product enhancement, another R&D priority is to further diversify Perfect Fry's revenue by developing new products and accessories that complement the Company's line of Perfect Fryers.

Forward Looking Statements -- Certain comments in this report contain forward looking statements which are based on Perfect Fry Corporation's current expectations and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions and competitive actions.

PERFECT FRY CORPORATION
CONSOLIDATED BALANCE SHEETS (Unaudited)

ASSETS

	Apr 30, 2003	Oct 31, 2002
	$	$
CURRENT		
Cash and cash equivalents	39,400	288,068
Accounts receivable	994,031	696,012
Inventories (Note 2)	571,688	674,404
Prepaid expenses	27,955	22,770
	1,633,074	1,681,254
PROPERTY, PLANT AND EQUIPMENT (Note 3)		
Land and building	1,103,355	-
Other	145,043	155,010
	1,248,398	155,010
DEFERRED PRODUCT DEVELOPMENT COSTS (Note 4)	671,598	676,549
	3,553,070	2,512,813

LIABILITIES AND SHAREHOLDERS' EQUITY

	Apr 30, 2003	Oct 31, 2002
CURRENT LIABILITIES		
Bank indebtedness (Note 5)		-
Accounts payable and accrued liabilities	304,944	227,026
Current portion of long term debt (Note 6)	23,217	-
	328,161	227,026
LONG TERM DEBT (Note 6)	781,223	-
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	1,461,471	1,461,471
Retained earnings	982,215	824,316
	2,443,686	2,285,787
	3,553,070	2,512,813

Commitment (Note 8)

ON BEHALF OF THE BOARD:


Director


Director

PLEASE SEE NOTES

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (Unaudited)

	Six months ended April 30, 2003	Six months ended April 30, 2002	Three months ended April 30, 2003	Three months ended April 30, 2002
	$	$	$	$
REVENUE	1,929,474	1,803,917	1,195,671	1,074,239
OPERATING EXPENSES				
Cost of goods, selling and administration	1,450,351	1,388,707	863,400	799,032
US marketing initiatives	225,891	200,431	130,660	117,274
Total operating expenses	1,676,242	1,589,138	994,060	916,306
NON-OPERATING EXPENSES				
Interest	5,333	10,770	5,270	4,771
Amortization				
Deferred product development costs	54,000	78,000	27,000	39,000
Property, plant and equipment	36,000	28,800	18,000	14,440
Total non-operating expenses	95,333	117,570	50,270	58,171
	1,771,575	1,706,708	1,044,330	974,477
NET EARNINGS (LOSS)	157,899	97,209	151,341	99,762
RETAINED EARNINGS, beginning of year	824,316	457,531		
RETAINED EARNINGS, April 30	982,215	544,740		
EARNINGS (LOSS) PER SHARE (Basic and Diluted – Note 7)	0.02	0.01		

PLEASE SEE NOTES

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended April 30, 2003	Six months ended April 30, 2002	Three months ended April 30, 2003	Three months ended April 30, 2002
	$	$	$	$
CASH PROVIDED BY (USED IN):				
OPERATIONS				
Net earnings (loss)	157,899	97,209	151,375	99,762
Items not affecting cash:				
Amortization of deferred product development costs	54,000	78,000	27,000	39,000
Amortization of property, plant and equipment	36,000	28,800	18,000	14,400
	247,899	204,009	196,375	153,162
Changes in non-cash working capital:				
Accounts receivable	(298,019)	(447,834)	(219,110)	(214,972)
Inventory	102,716	397,891	166,186	256,254
Prepaid expenses	(5,185)	(20,830)	3,387	(8,010)
Accounts payable and accrued liabilities	77,918	(76,781)	(9,741)	92,821
	(122,570)	(147,554)	(59,278)	126,093
	125,329	56,455	137,097	279,255
INVESTING				
Additions to deferred product development costs	(49,049)	(1,049)	(24,000)	-
Additions to property, plant and equipment -other	(26,032)	(21,608)	(7,355)	(17,415)
Additions to property, plant and equipment – land and building	(1,103,355)	-	476	-
	(1,178,437)	(22,657)	(30,879)	(17,415)
FINANCING				
Loan on building	804,440	-	(1,810)	-
	804,440	-	(1,810)	-
INCREASE (DECREASE) IN CASH POSITION	(248,668)	33,798	104,408	261,840
CASH (BANK INDEBTEDNESS), beginning of period	288,068	(265,930)	(65,008)	(491,972)
CASH (BANK INDEBTEDNESS), end of period	39,400	(230,132)	39,400	(230,132)

Note:

Interest paid	5,333	10,770	5,270	4,771
Income taxes paid	-	-	-	-

PLEASE SEE NOTES

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
SIX MONTHS ENDED APRIL 30, 2003 AND 2002

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
These consolidated financial statements include the accounts of the Company and those of its subsidiary companies, all of which are wholly-owned.

Inventories
Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes material, direct labour and overhead.

Property, Plant and Equipment
Property, Plant and Equipment are recorded at cost. Amortization is provided as follows:

Building	4% declining balance method
Office and equipment	20% to 30% declining balance method
Leasehold improvements	Straight-line over the term of the lease

Deferred Product Development Costs
Product development costs are expensed to operations unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized on a straight-line basis over ten years. Research costs are expensed as incurred.

The value of the residual unamortized balance of deferred product development costs is assessed at least annually with reference to the related projected undiscounted cash flows.

Income Taxes
The Company utilizes the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings per share
Basic and Diluted earnings per share are calculated using the weighted average number of common shares outstanding during the year.

Measurement uncertainty
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, costs and expenses during the reporting period. In the consolidated financial statements of the Company, the most significant areas for which management is required to make near-term estimates as in the assessment of the net realizable value of accounts receivables and inventories, the net recoverable value of deferred product development costs and the assessment of the likely realization of future tax assets. Actual amounts could differ from those estimates.

Foreign Exchange
Foreign currency transactions are translated into Canadian dollars using the average rate for the month in which the transaction occurred. Balance Sheet monetary items are translated at the rate at the balance sheet date. All translation gains and losses are included in the determination of net earnings

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (CONTD.)
SIX MONTHS ENDED APRIL 30, 2003 AND 2002

1. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Basis of Revenue Recognition
All revenue is derived from the assembly and sale of the Company's patented counter-top deep fryers, filters, parts and accessories. Sales are recorded on ship date, and are made to approved distributors under terms of FOB factory, with payment terms ranging from 1 month to 24 months.

Reclassification
Certain of the prior year amounts have been reclassified to conform with the current year presentation.

2. INVENTORIES

	3 Months ended Apr 30, 2003 $	Year ended Oct 31, 2002 $
Finished goods	272,278	411,087
Parts	299,410	263,317
	571,688	674,404

3. PROPERTY, PLANT AND EQUIPMENT

	April 30, 2003		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	703,355	7,033	696,322
Office and equipment	442,954	303,601	139,353
Leasehold improvements	42,486	29,765	12,721
	1,588,795	340,399	1,248,396

	October 31, 2002		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	-	-	-
Building	-	-	-
Office and equipment	420,412	278,123	142,289
Leasehold improvements	42,486	29,765	12,721
	462,898	307,888	155,010

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (CONTD.)

SIX MONTHS ENDED APRIL 30, 2003 AND 2002

4. DEFERRED PRODUCT DEVELOPMENT COSTS

	Apr 30, 2003 $	Oct 31, 2002 $
Deferred product development costs	1,755,630	1,706,581
Accumulated amortization	1,084,032	1,030,032
	671,598	676,549

5. BANK INDEBTEDNESS

The Company has a bank operating credit facility of $600,000. Advances under this facility bear interest at prime plus 0.75% and are secured by all assets of the business.

6. LONG TERM DEBT

The mortgage payable to the Community Credit Union is repayable in monthly amounts of $5,487 which includes interest at 5.43% and is amortized over a 20 year term. The mortgage payable is renewable at March 1, 2004, and is secured by the land and building.

	April 31, 2003 $	Oct 31, 2002 $
Mortgage payable	804,440	-
Less: current portion	(23,217)	-
Long term debt	781,223	-

Principal payments on the mortgage become repayable as follows:

Apr 31,	$
2003	23,217
2004	24,495
2005	25,843
2006	27,265
2007	28,766
2008 and thereafter	674,854
	804,440

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (CONTD.)
SIX MONTHS ENDED APRIL 30, 2003 AND 2002

7. **SHARE CAPITAL**

Authorized

Unlimited number of preferred and common shares.

Issued

An aggregate of 9,788,656 common shares was outstanding at April 30, 2003. No share options were exercised during the six months ending April 30, 2003 or 2002.

Earnings per share

Options to purchase 370,000 common shares were outstanding during the year but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. The options were still outstanding at April 30, 2003.

	Income (numerator)		*Shares (denominator)*		*Per share amount*	
For the 6 months ended Apr 30	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**
Basic earnings per share	$157,899	$97,209	9,788,656	9,788,656	$0.02	$0.01
Diluted earnings per share	$157,899	$97,209	9,788,656	9,788,656	$0.02	$0.01
For the 3 months ended Apr 30	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**
Basic earnings per share	$97,209	$99,762	9,788,656	9,788,656	$0.01	$0.01
Diluted earnings per share	$97,209	$99,762	9,788,656	9,788,656	$0.01	$0.01

Options

Under the stock option plan of the Company, options may be granted to directors, officers and employees for the purchase of common shares. The following options have been granted, pursuant to the stock option plan. Of the options outstanding, 215,000 were issued to directors and officers of the Company.

Options	Options Issued and Outstanding		Weighted Average Exercise Price	
	Apr 30, 2003	Oct 31, 2002	Apr 30, 2003	Oct 31, 2002
Outstanding at beginning of period	370,000	505,000	$ 0.30	$ 0.27
Options forfeited	-	(135,000)	-	0.20
Options exercised	-	-	-	-
Outstanding at end of period	370,000	370,000	0.30	0.30
Options exercisable at end of period	370,000	370,000		
Options held by directors and officers	215,000	215,000		

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding at April 30, 2003	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at April 30, 2003	Weighted Average Exercise Price
$0.30	370,000	1.09	$0.30	370,000	$0.30

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (CONTD.)
SIX MONTHS ENDED APRIL 30, 2003 AND 2002

8. COMMITMENT

The company is committed to future annual operating lease payments for facilities, not including operating costs as follows:

	$
2003	26,210
2004	13,105

9. EXPORT SALES

The Company's operations are conducted in one business segment however, the products and services are sold in a number of very different geographic markets. A summary of the Company's revenue by geographic area follows:

Revenue for the Six Months Ended April 30	2003	2002
Sales of equipment and accessories - USA	$1,254,471	$1,214,698
Sales of equipment and accessories - Canada	483,398	359,626
Sales of equipment and accessories - International	164,146	221,792
	1,902,015	1,796,116
Other income	27,459	7,801
	$1,929,474	$1,803,917

10. FINANCIAL INSTRUMENTS

Financial instruments of the Company include cash, accounts receivable, bank indebtedness and accounts payable and accrued liabilities. The fair values of all financial instruments are estimated to approximate their carrying values due to their short-term nature. All credit risk is within the foodservice industry.

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTD.)

THREE MONTH ENDED APRIL 30, 2003 AND 2002

11. INCOME TAXES

The Company ultilizes the liability method of tax allocation for accounting for income taxes.

The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the differences is as follows:

	2002 $	2001 $
Net earnings	366,786	(237,234)
Combined Federal and Provincial income tax rate	39.2%	42.1%
Computed income tax provision (recovery)	143,780	(99,876)
Increase (decrease) resulting from		
Recognition of future tax assets previously allowed for including rate changes	(154,620)	(5013)
Inventory Allowance	(2,305)	91,357
Non-deductible amortization	8,156	8,759
Other	4,989	4,773
Net provision for income taxes		

The Company has non-capital losses for income tax purposes which may be carried forward to reduce taxable income in future years (subject to confirmation by income tax authorities). The losses expire as follows:

	2002 $	2001 $
2005	104,500	104,500
2007	60,500	60,500
2008	67,000	67,000
2009	9,500	-
	241,500	232,000

Significant components of the Company's future tax assets as of October 31, 2002 at 39.2% and 2001 at 42.1% are as follows:

	2002 $	2001 $
Operating losses carried forward	94,500	97,500
Tax values of assets in excess of accounting values	708,000	894,000
Capital losses carried forward	167,000	179,000
Investment tax credits carried forward	128,500	100,000
Total future tax assets	1,098,000	1,271,000
Valuation allowance	(1,098,000)	(1,271,000)
Net future tax assets	-	-

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Jack F. Senior, Chairman
President,
Speedi Gourmet Ltd.,
Vancouver, BC

Gary G. Calderwood
President and CEO,
Perfect Fry Corporation
Calgary, AB

Gordon Sigurdson
President,
Harlan Fairbanks Co Ltd.
Winnipeg, MB

Vic Walls
President,
Border Paving Ltd.
Red Deer, AB

LEGAL COUNSEL

Fraser Milner Casgrain
30th Floor, 237 - 4 Ave SW
Calgary, AB T2P 4X7

OFFICERS

Gary G. Calderwood
President, CEO,
Secretary-Treasurer

Sharon L. Haasdyk
Chief Financial Officer

AUDITORS

Dart Bryant
Chartered Accountants
404 - 13th Avenue NE
Calgary, AB
T2E 1C2

TRANSFER AGENT

Computershare Trust
Company Of Canada
600, 530 8th Ave SW
Calgary, AB
T2P 3S8

INTERNATIONAL HEAD OFFICE

615 71st Avenue SE
Calgary, AB, Canada
T2H 0S7
Telephone: (403) 255-7712
Fax: (403) 255-1725
1-800-265-7711
E-Mail: invest@perfectfry.com
Internet: www.perfectfry.com

INVESTOR RELATIONS

Gary G. Calderwood

STOCK EXCHANGE LISTING

TSX Venture Exchange,
Symbol: PNM

As of April 30, 2002 there were 9,788,648 shares issued and outstanding.


PERFECT
FRY
COMPANY


PERFECT
FRY
COMPANY

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